U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of December 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press release dated December 14, 2005, relating to the announcement of final terms of stock acquisition rights to be issued as stock options.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	December 14, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Announces Final Terms of Stock Acquisition Rights to be issued as Stock Options

Tokyo, Japan - December 14, 2005 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced the final terms of Stock Acquisition Rights to be issued as stock options.

1. Amount to be paid upon exercise of Stock Acquisition Rights:

3,950 yen per share

2. Aggregate amount of issue price of shares to be issued upon exercise of Stock Acquisition Rights:

9,875,000,000 yen

3. Amount to be accounted for as stated capital in case shares are issued upon exercise of Stock Acquisition Rights:

1,975 yen per share

Notes:

Issue date of Stock Acquisition Rights:

December 14, 2005

Number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:

2,500,000 (The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is 500.)

Exercise period of the stock acquisition rights:

From December 14, 2006 to December 13, 2010

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp